Exhibit 1.01
MasterBrand, Inc. Conflict Minerals Report
For the year ended December 31, 2025

This Conflict Minerals Report (this “Report”) of Masterbrand, Inc. (“MasterBrand” or the “Company”) is filed pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended for the reporting period from January 1, 2025, to December 31, 2025.
The Rule imposes certain reporting obligations on the Securities Exchange Commission (“SEC”) registrants who manufacture or contract to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals” or “3TGs”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Company Overview
MasterBrand (NYSE: MBC), headquartered in Beachwood, Ohio, is a leader in residential cabinetry for the kitchen and bath. MasterBrand’s products are available in a wide variety of designs, finishes and styles and span the most attractive categories of the cabinets market: stock, semi-custom and premium cabinetry. MasterBrand’s products are sold throughout the United States and Canada to remodelling and new construction markets.
Covered Products
Based upon its product review, the Company determined that 3TGs are necessary to the functionality or production of some of MasterBrand’s residential cabinetry products that contain hardware (“Covered Products”). As a result, the Company conducted a good faith, reasonable country of origin inquiry (“RCOI”) and due diligence to determine the sourcing of 3TGs in its Covered Products.
Conflict Minerals Program & Policy
The Company has actively engaged with its customers and suppliers for several years with respect to the use of conflict minerals. MasterBrand adopted a conflict minerals policy articulating the conflict minerals supply chain due diligence process and the Company’s commitments to reporting obligations regarding conflict minerals. The policy is available online and can be found here: https://masterbrand.com/investors/governance/governance-documents/default.aspx..
RCOI
To determine which suppliers should be included in the scope of the RCOI, as part of its over-arching supplier due diligence process, MasterBrand queried its direct suppliers to determine which, if any, used 3TGs in the residential cabinetry hardware products that they sold to MasterBrand. All Masterbrand direct suppliers who answered “yes” to the query were included in the RCOI (“In-Scope Suppliers”).

MasterBrand then asked its In-Scope Suppliers to complete the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”) Version 6.5 or higher to report on their due diligence efforts, including the smelters, refiners, and countries of origin in their supply chain. Via its in-house Trade Compliance Team, MasterBrand conducted reviews of the In-Scope Suppliers’ CMRT responses. The Company’s reviews included whether each In-Scope Supplier completed the CMRT fully and correctly, reported smelters and refiners, or had indicators of insufficient due diligence in their responses. If any such issues occurred, the MasterBrand Trade Compliance team would follow-up with the supplier and address the issues, as necessary.

The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.

All submitted declaration forms are accepted so that data is retained, but they are classified as valid or invalid based on a set criteria of validation errors. Suppliers are contacted regarding invalid forms and are encouraged to correct validated errors to resubmit a valid form. Suppliers are provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses, and direct engagement help through Assent’s multilingual Supplier Experience team. Since some suppliers may remain unresponsive to feedback, MasterBrand tracks program gaps to account for future improvement opportunities.

Through reasonable due diligence practices, MasterBrand was able to take advantage of a broader set of country-of-origin data to complement efforts in establishing transparency in the supply chain. MasterBrand obtained aggregated country-of-origin data from suppliers; however, such data may be incomplete or overinclusive. As such, MasterBrand can perform further due diligence on the source and chain of custody of the minerals in question.

As of May 8, 2026, there were 93 suppliers in scope of the conflict minerals program and 43 provided a completed CMRT. MasterBrand’s total response rate for this reporting year was 50.54%. These metrics are summarized in the table below in order to assess progress over time:

Year	Suppliers in Scope	% Responded
RY 2024	98	44.90%
RY 2025	93	50.54%

While the Company continues to improve supplier response rates, it recognizes that further progress is needed and is investigating a targeted escalation and engagement strategy for non-responsive suppliers.

Due Diligence Process

Due Diligence Performed

In accordance with Rule 13p-1, MasterBrand exercised due diligence measures on the source and chain of custody of 3TGs in its products. The due diligence measures that the Company performed included, but were not limited to, the following:

•	Maintaining an internal team to implement the Company’s 3TGs due diligence process and report findings to Company leadership.
•	The Company’s due diligence measures are designed to conform, in all material respects, to the OECD Due Diligence Guidance
•	Using due diligence surveys and the CMRT to assess the risk of 3TGs in the residential cabinetry hardware products it purchased from its In-Scope Suppliers.
•	Communicating directly with suppliers based on their responses to MasterBrand’s due diligence survey.
•	Providing suppliers with resources to learn more about 3TGs and related regulatory requirements.
•	Integrating human rights risks into its new supplier due diligence process to monitor for potential human rights concerns and to identify potential mitigating actions, as necessary.
•	Maintaining a hotline reporting mechanism by which parties can raise questions and concerns regarding possible 3TGs in the Company’s supply chain.
•	Filing this report with the SEC and posting it on MasterBrand’s website at: https://masterbrand.com/investors/governance/governance-documents/default.aspx

Because MasterBrand does not purchase raw 3TGs (or use them in its production processes) and is several tiers removed from any smelters and refiners in its supply chain, the Company relies on its direct suppliers provide it with sourcing information from their supply chain for the 3TGs used in the products that they provide to the Company. As a result, after conducting the RCOI and due diligence described above, the Company determined in good faith that it did not have sufficient information to determine whether the 3TGs necessary to the functionality or production of its residential cabinetry products may have been sourced from the Covered Countries or from recycled or scrap sources. MasterBrand made this determination due to a lack of information from its suppliers to determine the source and chain of custody of 3TGs throughout the supply chain.

Due Diligence Results

In 2024, 106 of the identified smelters and refiners were verified as RMAP conformant. For the 2025 reporting period, suppliers identified 206 smelters and refiners as RMAP conformant, with an additional 8 reported as actively engaged in the RMAP audit process.

While this represents a significant increase year over year, this change should be interpreted in the context of upstream reporting practices. Suppliers often rely on information from sub-tier suppliers who may report all smelters and refiners within their sourcing portfolios, rather than those specifically linked to materials used in MasterBrand products. As a result, the smelters and refiners disclosed may not be exclusively attributable to MasterBrand’s supply chain.

Notwithstanding these limitations, the high proportion of smelters and refiners reported as RMAP conformant or actively participating in the audit process is a positive indicator of responsible sourcing practices within the upstream supply chain.

Status	Number of identified smelters/refiners
RMAP Conformant	206
RMAP Active	8

Country of Origin

Appendix A includes an aggregated list of countries of origin from which the reported facilities collectively source 3TGs, based on reasonable identification of country-of-origin data obtained via Assent’s supply chain database (or other RCOI data, in the scenario Masterbrand decides to use alternative data sources). As mentioned in the above section, it is understood that overreporting might occur which could result in Appendix A having more countries than those strictly relevant to the Company’s products.

Steps to Further Mitigate Risk and Improve Due Diligence in 2026
MasterBrand’s current steps to improve the process in 2026 include, but are not limited to:

•	Drafting and implementing a Responsible Sourcing Policy across the Company.
•	Continuing to educate the Company’s suppliers and sourcing associates and encourage both to obtain current, accurate and complete information about their supply chains.
•	Continuing to review and improve its supplier due diligence processes, where necessary.
•	Increased participation in third party programs to encourage further improvement and reliability in traceability programs.
•	Investigation of additional software tools to enhance its due diligence process.

Forward Looking Statements
This Conflict Minerals Report contains forward-looking statements which are based on the Company’s current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. Forward-looking statements in this report include, among other things, statements regarding actions the Company plans to execute to improve its Conflict Minerals due diligence process.

By their nature, all forward-looking statements involve risk and uncertainty. Risks that may cause the forward looking statements contained in this report to be inaccurate include, but are not limited to: failure to carry out these plans in a timely manner or at all as a result of changing financial conditions; changing organizational structure; or other factors; lack of cooperation by Suppliers as well as by their respective suppliers; whether smelters, refiners, or others that participate in the 3TGs market responsibly source; political, legal, and regulatory developments, whether in the Democratic Republic of the Congo region, the United States or elsewhere. Additional cautionary statements regarding other risk factors that could impact the Company’s future performance are identified in the Company’s Form 10-K filing for the fiscal year ended December 28, 2025 and other Company filings with the Securities and Exchange Commission.

Appendix A : Countries of Origin
Includes: list of countries that declared smelters are known to source from.
China	Belgium	Madagascar	South Sudan	Finland
Brazil	Guyana	Netherlands	Italy	Kyrgyzstan
Australia	United Kingdom	Hong Kong	Ghana	Dominica
Japan	Kazakhstan	Rwanda	Sweden	Benin
Canada	Hungary	Mozambique	Eritrea	Dominican Republic
United States	Ecuador	Slovakia	Papua New Guinea	Central African Republic
Indonesia	Myanmar	Panama	Saudi Arabia	Bulgaria
Peru	Cambodia	South Africa	United Arab Emirates	Liberia
Germany	Luxembourg	Burundi	Belarus	Mauritania
Malaysia	Ireland	Congo	Mali	Georgia
Chile	Switzerland	Suriname	Poland	Senegal
India	France	Bolivia (Plurinational State of)	El Salvador	Tajikistan
Austria	Ethiopia	Philippines	Burkina Faso	Lithuania
Korea	Singapore	Andorra	New Zealand	Uruguay
Argentina	Namibia	Tanzania	Guatemala	Serbia
Mongolia	Mexico	Zimbabwe	Azerbaijan	Oman
Thailand	Israel	Guinea	Jersey	Botswana
Colombia	Estonia	Zambia	Uganda	Kenya
Portugal	Taiwan	Djibouti	Armenia	Fiji
Spain	Democratic Republic of Congo	Uzbekistan	Morocco	Cyprus
Niger	Viet Nam	Turkey	Liechtenstein	Albania
Russian Federation	Sierra Leone	Sudan	Nicaragua	Bermuda
Nigeria	Egypt	Angola	Honduras	Solomon Islands
Norway